Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

December 21, 2021

Ms. Elisabeth Bentzinger, Esquire

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SPDR Series Trust (the “Registrant”); SEC File Nos. 333-57793 and 811-08839; Post-Effective Amendment No. 267 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 267”)

Dear Ms. Bentzinger:

This letter responds to comments you provided in a telephonic conversation with me on Friday, October 1, 2021, with respect to Amendment No. 267. Amendment No. 267 was filed on August 10, 2021 and included disclosure with respect to the SPDR S&P SmallCap 600 ESG ETF (the “Fund”), a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 267.

Summaries of the comments with respect to the Fund, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 267. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 267.

General

1.	Comment: Please provide the Fund’s ticker in the 485(b) filing and ensure the ticker code is updated on EDGAR.

Response:    The Registrant confirms the Fund’s ticker will be included in the 485(b) filing and the ticker code will be updated on EDGAR.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Prospectus

2.	Comment: Please present the following sentence included in the “Fees and Expenses of the Fund” section in bold text, consistent with Item 3 of Form N-1A.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response:    Without necessarily agreeing that it is required, the text has been reformatted in bold.

3.	Comment: Please file on EDGAR a completed draft of the Fund’s fee table and example information prior to effectiveness.

Response:    The completed fee and example tables are included in Appendix A to this correspondence.

4.	Comment: Please consider deleting the word “mutual” from the following sentence included in the Example table narrative:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Response:    The Registrant has removed the word “mutual” from the sentence above.

5.

Comment: Please revise the second sentence in the Example table narrative to clarify that the Example assumes that investors will either sell or hold their Fund Shares at the end of the periods indicated.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods.

Response:    The Registrant has revised the disclosure as follows:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods.

6.

Comment: The Staff believes the term “ESG” triggers the Names Rule. As a result, please revise the Fund’s Names Rule policy to include companies that meet ESG criteria. Please also revise the Names Rule policy included in the Fund’s principal strategy, which currently states the Fund will invest 80% in the index, to specifically note the types of investments suggested by the Fund’s name.

Response:    The Registrant respectfully declines to revise the Fund’s prospectus and SAI to include an 80% policy related to “ESG” in the Fund’s name. The Registrant does not believe the term “ESG” implicates Rule 35d-1(a)(2). Rule 35d-1(a)(2) requires that a fund with a “name suggesting that the [f]und focuses its investments in a particular type of investment or investments, or in investments in a particular industry or group of industries,” adopt a policy to invest, under normal circumstances, at least 80% of the value of the fund’s net assets plus borrowings for investment purposes in the types of investments or industries suggested by the fund’s name. The Registrant respectfully submits that the term “ESG” (a widely used acronym for “environmental, social and governance”) does not suggest investment in any type of investment or industry, but rather connotes the Fund’s investment strategy. The Registrant notes the existence of ESG-focused funds that invest in different asset classes (equity and fixed income) and different industries. The Registrant believes the term ESG is more akin to descriptors like “growth” or “value,” which, as the SEC recognized in the adopting release for Rule 35d-1, “connote types of investment strategies as opposed to types of investments,” and to which Rule 35d-1 does not apply.

The Registrant notes that the 80% policy included in the Fund’s principal strategy is not a Names Rule policy, but is instead a separate policy to invest 80% of the Fund’s total assets in securities comprising the Index. As a result, the Registrant has not revised this sentence.

7.	Comment: Please revise the following sentence included in the principal investment strategy as follows:

In seeking to track the Index, the Fund’s assets ~~may~~will be concentrated in an industry or group of industries, but only to the extent that the Index concentrates in a particular industry or group of industries.

Response:    The Registrant believes the disclosure included in the 485(a) filing is correct and appropriate. In particular, due to the fact that the Fund employs a sampling strategy, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not.

8.	Comment: To the extent the Fund’s Index is concentrated, please disclose the specific industry or group of industries and relevant principal risk(s), including concentration risk.

Response:    The Registrant has added disclosure to the principal strategies and principal risks sections related to sectors representing a significant portion of the Index as of December 15, 2021. Please see the response to comment 26 below with respect to the placement of the “Concentration Risk” discussion.

9.

Comment: The Staff notes that the Fund’s principal investment strategy states the Fund may invest in money market funds, including money market funds advised by the Adviser. As a result, please add corresponding principal risk disclosure, including the risks of investing in affiliated funds.

Response:    The Registrant does not expect the Fund to invest a material amount in money market funds, and, therefore, has not added principal risk disclosure. The reference to money market funds in the principal investment strategy is part of a list of examples of the types of securities in which the Fund may invest that are not index components.

10.

Comment: The principal investment strategy states the Fund may invest in futures contracts. To the extent derivatives are counted towards the Fund’s Rule 35d-1 policy, please disclose that they will be valued based on market value, not notional value.

Response:    The Registrant confirms that the Fund does not intend to use derivatives to meet its Rule 35d-1 80% policy.

11.	Comment: Please revise the principal investment strategy to include a brief description of the components of the S&P SmallCap 600 Index.

Response:    The Registrant has added the following sentence to the principal investment strategy:

The S&P SmallCap 600 Index measures the performance of the small-capitalization segment of the U.S. equity market.

12.	Comment: Please explain the acronyms “DJI” and “SAM” in the principal investment strategy.

Response:    The disclosure has been revised to explain the acronym “DJI.” The Registrant notes that “SAM” refers to an ESG scoring business unit of S&P Global Inc. and is not an acronym.

13.	Comment: Please tailor the “Derivatives Risk” discussion in the principal risks section to discuss futures contracts since they are the only derivative instrument disclosed as a principal investment.

Response:    The Registrant notes the “Additional Risk Information” section includes risk disclosure specific to futures contracts. This discussion is intended to supplement and enhance the summary “Derivatives Risk” discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

14.	Comment: Please revise the last sentence in the “Non-Diversification Risk” discussion as follows:

The Fund may become ~~diversified~~non-diversified for periods of time solely as a result of tracking the Index (e.g., changes in weightings of one or more component securities).

Response:    The disclosure has been revised as requested.

15.	Comment: Please include “Management Risk” as a principal risk of the Fund given the Adviser’s use of a sampling strategy.

Response:    The Registrant believes the current “Indexing Strategy/Index Tracking Risk” discussion included in the Fund’s principal risks section provides an appropriate explanation of the risks associated with sampling.

16.	Comment: Please revise the “Liquidity Risk” discussion to note that liquidity risks could lead to differences between the market price of Fund Shares and the net asset value of Fund Shares.

Response:    The Registrant has revised the “Liquidity Risk” discussion as follows:

Liquidity Risk: Lack of a ready market, stressed market conditions, or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid investments may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of Fund Shares, and could result in the Fund Shares being less liquid. Illiquidity of the Fund’s holdings may also limit the ability of the Fund to obtain cash to meet redemptions on a timely basis. In addition, the Fund, due to limitations on investments in any illiquid investments and/or the difficulty in purchasing and selling such investments, may be unable to achieve its desired level of exposure to a certain market or sector.

17.	Comment: Please identify supplementally the broad-based securities index the Fund intends to use.

Response:    The Fund currently intends to use the S&P 500 Index as its broad-based securities index.

18.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the “Fund Summary” for a more complete discussion. Item 9 disclosure should not cross reference to information included in the “Fund Summary” and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9.

Response:    The Registrant believes the Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategy and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Fund.

19.	Comment: Please disclose the Fund’s concentration and diversification policies in the “Additional Strategies Information” section, as required by Item 9(b) of Form N-1A.

Response:    The Registrant notes that the Fund’s current Item 4 principal strategy discussion discloses the Fund’s concentration and diversification policies. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

20.	Comment: Please disclose, where appropriate, how the Fund will approach relevant ESG proxy issues or explain why disclosure is not required.

Response:    As noted in the “Proxy Voting Policies” discussion in the SAI, the responsibility to vote proxies for the Fund has been delegated to the Adviser. The Adviser’s proxy voting policy is attached at the end of the SAI and includes, among other things, the Adviser’s proxy voting and engagement guidelines for environmental and social issues, as well as the Adviser’s proxy voting and engagement philosophy with respect to corporate governance and sustainability issues. Per Instruction 1 to Item 17(f), “a fund may satisfy the requirement to provide a description of the policies and procedures that it uses to determine how to vote proxies relating to portfolio securities by including a copy of the policies and procedures themselves.” Because the Adviser’s proxy voting policy is attached to the SAI, the Registrant does not believe further disclosure is required.

21.

Comment: In the “Additional Strategies Information” section, please revise the Fund’s Rule 35d-1 policy to be more specific (i.e., specifically noting the types of investments suggested by the Fund’s name), similar to how it is disclosed in the SAI.

Response:    The Registrant believes the current disclosure is appropriate. The non-fundamental Rule 35d-1 policy in the SAI notes that the Fund will invest at least 80% of its net assets in securities of small-capitalization companies. In addition, the Fund also has a policy disclosed in “The Fund’s Principal Investment Strategy” section to invest at least 80% of its assets in securities comprising the Index. “The Fund’s Principal Investment Strategy” section further notes that the Index is comprised of securities of companies included in the S&P SmallCap 600 Index that meet certain sustainability criteria. In response to Comment 11, the Registrant has added a sentence to “The Fund’s Principal Investment Strategy” section indicating that the S&P SmallCap 600 Index measures the performance of the small-capitalization segment of the U.S. equity market. As a result, the Registrant believes the current disclosure in its totality is clear that the Fund will invest at least 80% of its assets in securities of small-capitalization companies.

22.	Comment: Please disclose that the Fund will consider investments of underlying funds when determining compliance with its Rule 35d-1 policy.

Response:    The Registrant expects the Fund’s investments in underlying funds to be minimal and, therefore, does not anticipate such investments impacting the Fund’s Rule 35d-1 policy.

23.	Comment: Please delete references to futures contracts from the “Non-Principal Strategies” section in Item 9 since futures contracts are listed as a principal investment.

Response:    The Registrant has revised the disclosure as requested.

24.	Comment: The Staff notes that “Leveraging Risk” is listed as a principal risk in Item 9, but not Item 4. Please add corresponding risk disclosure to Item 4.

Response:    The “Leveraging Risk” discussion included in Item 9 is intended to supplement and enhance the “Derivatives Risk” discussion included in Item 4. As a result, the Registrant believes the current disclosure is appropriate and consistent with Form N-1A.

25.

Comment: Please revise the “Cash Transaction Risk” discussion to specify that cash redemptions may also cause the Fund to incur brokerage costs that might not have been incurred with in-kind redemptions. Please also disclose that brokerage costs and capital gains could decrease the Fund’s NAV if not offset by an authorized participant paying a transaction fee.

Response:    The Registrant has not made the requested change. The Registrant notes the Fund charges a transaction fee on creation and redemption transactions that is designed to offset the costs of cash transactions. To the extent the transaction fees do not completely offset these costs, the Registrant does not expect the impact on the Fund’s performance will be material and, therefore, does not consider this to be a principal risk of the Fund.

26.	Comment: Please move the “Concentration Risk” discussion to the principal risks section and revise the discussion as follows:

Concentration Risk. The Fund’s assets ~~may~~will be concentrated in an industry or group of industries, but only to the extent that the Fund’s underlying Index concentrates in a particular industry or group of industries. When the Fund focuses its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the Fund than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the Fund.

Response:    The Registrant believes the current placement of the “Concentration Risk” discussion is appropriate. Because the Fund’s strategy is to track its Index, the Fund’s investments may be concentrated in a particular industry or group of industries to the extent that its Index is concentrated in a particular industry or group of industries. As a result, the Fund may or may not be concentrated at any given time. The Registrant notes that, to the extent the Fund invests significantly in a sector as of a certain date, disclosure will be included in the Fund’s corresponding “Principal Risks of Investing in the Fund” section. Please also see the response to Comment 7 above for an explanation of why the Registrant believes using the term “may” is more appropriate than “will.”

27.	Comment: Please move “Money Market Risk” to the principal risks section given the Fund’s principal strategy identifies money market funds as a principal investment.

Response:    The Registrant has not made the requested change. Please see the response to Comment 9 above.

SAI

28.

Comment: Please include a fundamental diversification policy in the “Investment Restrictions” section and state the Fund will be diversified to approximately the same extent as its index is diversified.

Response:    The Registrant notes the “Diversification Status” discussion in the “Investment Policies” section of the SAI currently includes the Fund’s diversification policy as well as a statement noting the Fund seeks to track the performance of its Index and, as a result, the Fund’s diversification status may fluctuate between diversified and non-diversified.

29.

Comment: With respect to the fundamental concentration policy included in the “Investment Restrictions” section, please revise to clarify that the Fund will concentrate to the extent its index concentrates. Please also revise to indicate that the Fund will consider investments of investment companies in which it invests when determining compliance.

Response:    The Registrant believes the current fundamental concentration policy is appropriate. As noted in response to Comment 7, there may be instances when the Index is concentrated in an industry or group of industries, but the Fund is not. In addition, the Registrant expects the Fund’s investments in underlying funds to be minimal and, therefore, does not anticipate such investments impacting the Fund’s concentration policy.

30.	Comment: Please revise the Fund’s Names Rule policy in the “Investment Restrictions” section to include companies that meet ESG criteria.

Response:    Please see the response to Comment 6 explaining why the Registrant does not believe Rule 35d-1 applies to the term “ESG.”

Part C

31.	Comment: Please file as an exhibit the index license or sub-license agreement, as the Staff considers these agreements to be material.

Response:    The Registrant will consider including the sub-licensing agreement to which the Fund is a party as an exhibit in a future amendment.

32.

Comment: Pursuant to Section 6(a) of Securities Act of 1933, please add the comptroller or principal accounting officer to the signature page of the registration statement. If they are already listed, please indicate the capacity in which they are signing the registration statement.

Response:    Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Appendix A

Fees and Expenses of the Fund

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.12%
Distribution and service (12b-1) fees	None
Other expenses[1]	0.00%
Total annual Fund operating expenses	0.12%

[1]	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell or hold all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3
$12	$39